SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Corporate Taxpayer ID (CNPJ/MF) N° 02.558.154/0001 -29
Company Registry (NIRE) N° 3130002551-9
(Public Held Company)

CALL FOR THE EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

Pursuant to TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“Company”) Bylaws, the Shareholders of the Company are hereby summoned to the Extraordinary General Shareholders’ meeting to be held on May 5th, 2008 at 11:00 am at Company’s headquarters, located at Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, State of Minas Gerais, to deliberate on the following agenda:

(i) Election of the members of the Company’s Fiscal Committee and their respective alternates, by the control shareholder, in complementation of term, until next General Shareholders’ Meeting, to be held on 2009.

GENERAL INFORMATION:

1. All powers of attorney to vote at the Shareholder’s Meeting (proxy voting) along with copies of corporate documents, if legal entity, must be submitted to the Company’s headquarters, no later than April 28th, 2008, from 9:00h to 12:00h and from 14:00h to 18:00h.

2. Shareholders of voting shares (ON’s) whose shares are registered with a custodian agent who wish to vote their shares at the Shareholders’ Meeting, must present a statement issued as of April 29th, 2008 by the custodian agent, indicating the amount of shares of the Company held by such shareholders as of said date.

Jose Mauro Mettrau Carneiro da Cunha
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.